

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 18, 2007

Mr. James P. Ulm, II
Senior Vice President and Chief Financial Officer
Pogo Producing Company
5 Greenway Plaza
P.O. Box 2504
Houston, TX 77252-2504

> **Re:** **Pogo Producing Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-07792**

Dear Mr. Ulm:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2006, and response dated May 1, 2007, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Income, page 63

1.   Your assertion that properties sales are an ongoing and integral part of your
        business appears inconsistent with your current disclosures and disclosures from
        past filings. The discussion in your business discussion beginning on page 3,
        focuses on your exploration, production, acquisition and production activities. In
        your executive overview on page 38, you state the company's objective is to
        explore for, develop, acquire and produce oil and gas from select locations.
        Additionally, we note your revenue recognition policy on page F-70 does not
        address property sales. With respect to past filings, we note that property sales
        have not been identified in a separate line item since your 10-K filing for the year
        ended December 31, 2002. The last property sale that appeared to be material to
        your operations occurred during the year ended December 31, 1999. We continue
        to believe that gains or losses arising for the disposition of long-lived assets
        should be reported as a component of 'other general expenses' with any material
        item stated separately.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Ryan Milne at (202) 551-3688, if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202)
551-3684 with any other questions.

                                                Sincerely,

                                                April Sifford
                                                Branch Chief